Exhibit 1

FOR IMMEDIATE RELEASE

Cimatron’s Q1/2011 Revenues up 12.3% YOY,
non-GAAP Operating Profit up 370%

-	Declares dividend of NIS 0.45 (approximately US$0.13) per share -

Givat Shmuel, Israel, – May 12th, 2011– Cimatron Limited (NASDAQ and TASE: CIMT) , a leading provider of integrated CAD/CAM software solutions for the toolmaking and manufacturing industries, today announced financial results for the first quarter of 2011.

Q1/2011 Financial highlights

•	New licenses revenue up 24% year-over-year on a constant currency basis

•	Recurring maintenance revenue represents 50% of total revenue, increased 5% year-over-year on a constant currency basis

•	$0.8M non-GAAP net profit

•	$1.3 million positive cash flow from operating activities, a 94% year-over-year increase

•	$13.0M cash balance at end of March 2011

The board of directors of Cimatron today declared a special cash dividend of NIS 0.45 (approximately US$0.13) per share on outstanding ordinary shares, representing a total dividend payment of approximately $1.2 million.

The dividend is payable on June 20, 2011 to shareholders of record at the close of business on May 31, 2011.

Commenting on the results, Danny Haran, President and Chief Executive Officer of Cimatron, said “We are very pleased with the first quarter results, and the continued momentum in our business. We are pleased with both new license sales as well as the growth in our recurring maintenance revenues. With the strong cash flow and solid cash balance, we are also pleased to announce our first cash dividend since 1999. We remain confident with respect to the remainder of 2011, where we expect the upcoming versions of CimatronE and GibbsCAM and the NC SuperBox to further boost sales”, concluded Mr. Haran.

The following provides details on Cimatron’s GAAP and non-GAAP results for the first quarter of 2011:

GAAP:

Revenues for the first quarter of 2011 increased 12.3% to $8.9 million, compared to $7.9 million recorded in the first quarter of 2010.

Gross Profit for the first quarter of 2011 was $7.5 million, as compared to $6.7 million in the same period in 2010. Gross margin in the first quarter of 2011 was 85% of revenues, compared to a gross margin of 84% in the same quarter of 2010.

Operating profit in the first quarter of 2011 was $0.4 million, compared to an operating loss of $(0.1) million in the first quarter of 2010.

Net Profit for the first quarter of 2011 was $0.3 million, or $0.04 per diluted share, compared to a net loss of $(0.1) million, or $(0.01) per diluted share, recorded in the same quarter of 2010.

Non-GAAP:

Revenues for the first quarter of 2011 increased 12.3% to $8.9 million, compared to $7.9 million recorded in the first quarter of 2010.

Gross Profit for the first quarter of 2011 was $7.7 million, as compared to $6.8 million in the same period in 2010. Gross margin in the first quarter of 2011 was 87% of revenues, compared to a gross margin of 86% in the same quarter of 2010.

Operating Profit in the first quarter of 2011 was $0.7 million, compared to an operating profit of $0.1 million in the first quarter of 2010, an increase of 370%.

Net profit for the first quarter of 2011 increased to $0.8 million, or $0.08 per diluted share, compared to a net profit of $0.1 million, or $0.01 per diluted share, recorded in the same quarter of 2010.

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Conference Call

Cimatron's management will host a conference call today, May 12th, 2011 at 9:00 EST, 16:00 Israel time. On the call, management will review and discuss the results, and will answer questions by investors.

To participate, please call one of the following teleconferencing numbers. Please begin placing your call at least 5 minutes before the conference call commences.

USA: +1-888-407-2553
International: +972-3-9180610
Israel: 03-9180610

For those unable to listen to the live call, a replay of the call will be available from the day after the call at the investor relations section of Cimatron's website, at: www.cimatron.com

Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income included herein. Non-GAAP financial measures consist of GAAP financial measures adjusted to include recognition of deferred revenues of acquired companies and to exclude amortization of acquired intangible assets and deferred income tax, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. We believe that these non-GAAP measures help investors to understand our current and future operating performance, especially as our two most recent acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP results. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

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About Cimatron

With over 28 years of experience and more than 40,000 installations worldwide, Cimatron is a leading provider of integrated, CAD/CAM software solutions for mold, tool and die makers as well as manufacturers of discrete parts. Cimatron is committed to providing comprehensive, cost-effective solutions that streamline manufacturing cycles and ultimately shorten product delivery time.

The Cimatron product line includes the CimatronE and GibbsCAM brands with software solutions for mold design, die design, electrode design, 2.5 to 5 Axis milling, wire EDM, turn, Mill-turn, rotary milling, multi-task machining, and tombstone machining. Cimatron's subsidiaries and extensive distribution network serve and support customers in the automotive, aerospace, medical, consumer plastics, electronics, and other industries in over 40 countries worldwide.

Cimatron's shares are publicly traded on the NASDAQ exchange and the TASE under the symbol CIMT. For more information, please visit Cimatron’s web site at: http://www.cimatron.com

Safe Harbor Statement

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to Cimatron’s plans, objectives and expected financial and operating results. The words "may," "could," "would," “will,” "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond Cimatron’s ability to control. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycles, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties related to Cimatron’s business, refer to Cimatron’s filings with the Securities and Exchange Commission. Cimatron cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Contact:
Ilan Erez, Chief Financial Officer
Cimatron Ltd.
Tel.; 972-73-237-0114
E-mail: ilane@cimatron.com

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CIMATRON LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(US Dollars in thousands, except for per share data)

	Three months ended
	March 31,
	2011	2010

Total revenue	8,894	7,917

Total cost of revenue	1,345	1,251

Gross profit	7,549	6,666

Research and development expenses, net	1,554	1,485

Selling, general and administrative expenses	5,571	5,284
Operating income (loss)	424	(103)

Financial income (expenses), net	116	(52)

Taxes on income	(227)	57

Other	(2)	1

Net income (loss)	311	(97)

Less: Net (income) loss attributable to the noncontrolling interest	28	(3)

Net income (loss) attributable to Cimatron's shareholders	$339	$(100)
Net income (loss) per share - basic and diluted	$0.04	$(0.01)

Weighted average number of shares outstanding

Basic EPS (in thousands)	9,106	9,078

Diluted EPS (in thousands)	9,239	9,078

CIMATRON LIMITED
RECONCILIATION BETWEEN GAAP AND NON-GAAP INFORMATION
(US Dollars in thousands, except for per share data)

	Three months ended
	March 31,
	2011			2010
	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP

Total revenue	8,894	-	8,894	7,917	-	7,917

Total cost of revenue (1)	1,345	(147)	1,198	1,251	(147)	1,104

Gross profit	7,549	147	7,696	6,666	147	6,813

Research and development expenses, net	1,554	-	1,554	1,485	-	1,485

Selling, general and administrative expenses (1)	5,571	(101)	5,470	5,284	(99)	5,185
Operating income (loss)	424	248	672	(103)	246	143

Financial income (expenses), net	116	-	116	(52)	-	(52)

Taxes on income (2)	(227)	172	(55)	57	(91)	(34)

Other	(2)	-	(2)	1	-	1

Net income (loss)	311	420	731	(97)	155	58

Less: Net (income) loss attributable to the noncontrolling interest	28	-	28	(3)	-	(3)

Net income (loss) attributable to Cimatron's shareholders	$339	$420	$759	$(100)	$155	$55
Net income (loss) per share - basic and diluted	$0.04		$0.08	$(0.01)		$0.01

Weighted average number of shares outstanding

Basic EPS (in thousands)	9,106		9,106	9,078		9,078

Diluted EPS (in thousands)	9,239		9,239	9,078		9,078

(1) Non-GAAP adjustment to exclude non-cash amortization of acquired intangible assets.
(2) Non-GAAP adjustment to exclude the effect of deferred taxes.

CIMATRON LIMITED
CONSOLIDATED BALANCE SHEETS
(US Dollars in thousands)

	March 31,	December 31,
	2011	2010

ASSETS
CURRENT ASSETS:
Total cash, cash equivalents and short-term investments	$12,980	$10,221
Trade receivables	5,990	5,708
Other current assets	2,429	2,275
Total current assets	21,399	18,204

Deposits with insurance companies and severance pay fund	3,299	3,279

Net property and equipment	896	949

Total other assets	12,469	12,469

Total assets	$38,063	$34,901

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank credit	$580	$99
Trade payables	1,245	1,685
Accrued expenses and other liabilities	7,151	8,260
Deferred revenues	5,028	2,275
Total current liabilities	14,004	12,319

LONG-TERM LIABILITIES:
Accrued severance pay	4,346	4,297
Long-term loan	105	98
Deferred tax liability	911	1,002
Total long-term liabilities	5,362	5,397

Total shareholders’ equity	18,697	17,185
Total liabilities and shareholders’ equity	$38,063	$34,901

CIMATRON LIMITED
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(US Dollars in thousands)

	Noncontrolling Interest	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Treasury stock	Comprehensive income (loss)	Total shareholders’ equity
Balance at December 31, 2010	$(74)	$304	$18,275	$(265)	$(303)	$(752)		$17,185
Changes during the three months ended March 31, 2011:
Net income (loss)	(28)				339		311	311
Exercise of share options		9	719					728
Unrealized income on derivative instruments				45			45	45
Other				249			249	249
Foreign currency translation adjustment				179			179	179
Total comprehensive income							784
Balance at March 31, 2011	$(102)	$313	$18,994	$208	$36	$(752)		$18,697

CIMATRON LIMITED
STATEMENTS OF CASH FLOWS
(US Dollars in thousands)

	Three months ended
	March 31,
	2011	2010

Cash flows from operating activities:
Net income (loss)	$311	$(97)

Adjustments to reconcile net income (loss)
to net cash provided by operating activities:
Depreciation and amortization	375	387
Increase (decrease) in accrued severance pay	(8)	60
Stock option compensation	-	15
Deferred taxes, net	170	(56)

Changes in assets and liabilities:
Increase in accounts receivable and prepaid expenses	(282)	(1,675)
Decrease in inventory	17	11
Increase in deposits with insurance companies and severance pay fund	(20)	(64)
Increase in trade payables, accrued expenses and other liabilities	715	2,078
Net cash provided by operating activities	1,278	659

Cash flows from investing activities:
Purchase of property and equipment	(45)	(24)
Net cash used in investing activities	(45)	(24)

Cash flows from financing activities:
Short-term bank credit	456	541
Long-term bank credit	-	(8)
Proceeds from issuance of shares upon exercise of options	728	11
Investment in treasury stock	-	(84)
Net cash provided by financing activities	1,184	460

Net increase in cash and cash equivalents	2,417	1,095
Effect of exchange rate changes on cash	342	(321)
Cash and cash equivalents at beginning of period	10,221	6,684
Cash and cash equivalents at end of period	$12,980	$7,458

Appendix A - Non-cash transactions
Purchase of property on credit	$6	$-